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 FORM 3                                                   OMB APPROVAL
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                                                  OMB Number:           3235-014
                                                  Expires:    September 30, 1998
                                                  Estimated average burden
                                                  hours per response ........0.5
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


(Print or Type Responses)

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
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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name AND Ticker or        6. If Amendment, Date
    Beck         Ted                          Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)              8x8, Inc. - EGHT                    (Month/Day/Year)
     (Last)     (First)     (Middle)           May 17, 1999              ----------------------------------       May 26, 1999
      2445 Mission College Blvd.           ----------------------------  5. Relationship of Reporting        -----------------------
----------------------------------------   3. IRS or Social Security          Person(s) to Issuer            7. Individual or Joint/
             (Street)                         Number of Reporting           (Check all applicable)              Group (Check
   Santa Clara   California  95054            Person (Voluntary)               Director          10% Owner      applicable line)
--------------------------------------                                   -----            -----                X    Form filed by
      (City)      (State)      (Zip)       ----------------------------    X   Officer           Other       -----  One Reporting
                                                                         ----- (give      -----  (specify           Person
                                                                               title below)      below)             Form filed by
                                                                            Vice President Manufacturing     -----  More than One
                                                                         ----------------------------------         Reporting Person
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                                      TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                    SEC 1473 (7/96)

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FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security
                                 -------------------------------------------------                  Direct
                                 Date      Expira-                       Amount or                  (D) or
                                 Exercis-  tion             Title        Number                     Indirect (I)
                                 able      Date                          of Shares                  (Instr. 5)
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  Employee Stock Option (right
  to buy)                         (1)    12/9/2006      Common Stock      30,000        $2.82            D
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  Employee Stock Option (right
  to buy)                         (2)    6/23/2007      Common Stock      15,000        $2.82            D
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  Employee Stock Option (right
  to buy)                         (3)    7/21/2007      Common Stock      15,000        $2.82            D
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  Employee Stock Option (right
  to buy)                         (4)    6/15/2008      Common Stock       8,000        $2.82            D
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  Employee Stock Option (right
  to buy)                         (5)    10/19/2008     Common Stock       8,000        $2.44            D
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  Employee Stock Option (right
  to buy)                         (6)    2/16/2009      Common Stock       5,000        $4.75            D
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  Employee Stock Option (right
  to buy)                         (7)    2/16/2009      Common Stock       3,000        $4.75            D
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  Employee Stock Option (right
  to buy)                         (7)    2/16/2009      Common Stock       2,000        $4.75            D
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  Employee Stock Option (right
  to buy)                         (8)     4/9/2009      Common Stock       7,000        $4.50            D
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  Employee Stock Option (right
  to buy)                         (9)    5/17/2009      Common Stock      30,000        $4.34            D
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Explanation of Responses:

(1) 1/4th of the shares vest one year after December 2, 1996, and 1/36th of the remaining shares vest on the last day of each full month thereafter. The option is not exercisable before September 2, 1999.

(2) 1/48th of the shares vest on the last day of each full month after June 23, 1997 until all of the shares have vested.
    The option is not exercisable before September 2, 1999.

(3) 1/48th of the shares vest on the last day of each full month after July 21, 1997 until all of the shares have vested.
    The option is not exercisable before September 2, 1999.

(4) 1/48th of the shares vest on the last day of each full month after June 15, 1998 until all of the shares have vested.
    The option is not exercisable before September 2, 1999.

(5) 1/48th of the shares vest on the last day of each full month after October 19, 1998 until all of the shares have vested.

(6) 1/48th of the shares vest on the last day of each full month after February 16, 1999 until all of the shares have vested.

(7) 1/48th of the shares vest on the last day of each full month after February 16, 1999 until all of the Shares have vested.
    However, if certain milestones are met, the shares shall vest at a rate of 1/12th per month after February 16, 1999 until all of the shares have vested.

(8) 1/4th of the shares vest six months after April 9, 1999, and 1/18th of the remaining shares vest on the last day of each full month thereafter.

(9) 1/48th  of the shares vest on the last day of each full month after May 17, 1999 until all of the shares have vested.


**   Intentional misstatements or omissions of facts constitute          /s/ Ted Beck                           May 26, 1999
     Federal Criminal Violations.                                        ------------------------------------   --------------------
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)                            **Signature of Reporting Person        Date

Note:   File three copies of this Form, one of which must be manually                                                         Page 2
        signed.  If space provided is insufficient, See Instruction 6 for                                            SEC 1473 (7-95)
        procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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